June 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Investment Quality Municipal Fund, Inc.
Registration Statement on Form N-14 8C
(File No. 333-196106)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of June 25, 2014, or as soon thereafter as practicable.

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Very truly yours, NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC. By: /s/Kevin J. McCarthy Name: Kevin J. McCarthy Title: Vice President and Secretary